June 15, 2009

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	Form 10-K for the fiscal year ended December 31, 2008

File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the “Staff”) letter dated April 24, 2009, as supplemented by the Staff’s letter dated June 9, 2009, to Mr. James B. Flaws of Corning Incorporated (“Corning”). For your convenience, we have included the Staff’s comments below followed by our related response.

Form 10-K for the year ended December 31, 2008

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company response

We will include revised or additional disclosures in our Form 10-Q for the second quarter of 2009 and subsequent filings, as appropriate. For your convenience, new disclosures and additions to previously-made disclosures have been underlined.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation, page 62

2.	We note your response to prior comment 4. Please disclose the amount of property with indefinite useful lives.

Company response

As described in our correspondence dated May 22, 2009, precious metals are included in the manufacturing equipment category of our disclosure because they are integral to the equipment of which they are a part and critical to our manufacturing processes.

Several of Corning’s manufacturing processes require the handling and movement of molten glass at very high temperatures. Components made of precious metals are uniquely capable of withstanding these extreme environments without diminishing the quality of the glass.

These metals can only be accessed by stopping the related manufacturing process, dismantling the components, and removing the equipment from productive service. Because precious metals are part of the equipment used for operations and can only be removed by stopping production, we believe separate disclosure does not provide investors with additional meaningful information. In addition, separate disclosure may lead readers of the financial statements to the inaccurate conclusion that these assets can somehow be separated from the production equipment and monetized currently, when in fact they can only be monetized if and when productive capacity is reduced.

We respectfully submit to the Staff that our current presentation is most useful given our use of precious metals within our manufacturing process and is in accordance with the requirements of Rule 5-02 of Regulation S-X and APB 12.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

3.	Please address the above comment in your interim filings as well.

Company response

Please see our response to comment number 2 above.

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct accounting questions regarding this response to me at (607) 974-7674. Please direct any questions on other issues to R. Tony Tripeny, Senior Vice President and Corporate Controller at (607) 974-3331.

Sincerely,

/s/ Phillip E. Gorham
Phillip E. Gorham

Assistant Controller

cc:	Wendell P. Weeks, Chairman and Chief Executive Officer

James B. Flaws, Vice Chairman and Chief Financial Officer

Vincent P. Hatton, Sr. Vice President & General Counsel

R. Tony Tripeny, Sr. Vice President & Corporate Controller

Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee

Mike Thiessen, PricewaterhouseCoopers LLP

Stephen T. Giove, Shearman & Sterling